EXHIBIT 12
BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(unaudited)

	Year Ended December 31,
(in millions)	2009	2008	2007	2006	2005

Fixed charges
Interest expense and amortization of debt issuance costs (a)	$407	$468	$570	$435	$90
Interest portion of rental expense	20	18	14	16	13

Total fixed charges	427	486	584	451	103

Earnings
(Loss) income before income taxes	(1,308)	(2,031)	(569)	(3,535)	891
Fixed charges, per above	427	486	584	451	103

Total (deficit) earnings, adjusted	$(881)	$(1,545)	$15	$(3,084)	$994

Ratio of earnings to fixed charges (b)			0.03		9.65

(a)
The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board Accounting Standards Codification™ Topic 740, Income Taxes (formerly FASB Interpretation No. 48, Accounting for Income Taxes).

(b)	Earnings were deficient by $881 million in 2009, $1.545 billion in 2008, and $3.084 billion in 2006